UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER   0-14213              CUSIP NUMBER 902988
(Check One): [X ] Form 10-K    []Form 20-F [] Form 11-K [] Form 10-Q
                               []Form N-SAR

For Period Ended: Fiscal Year Ended September 30, 1998
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:____________________

Nothing on this form shall be construed to imply that the commission has verified any information contained therein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

U.S. MICROBICS, INC.
(Full Name of Registrant)

Global Venture Funding, Inc.
(Former Name if Applicable)


5922-B Farnsworth Court
Carlsbad, CA   92008
Address of Principal Executive Office (Street and Number, City, State and Zip Code)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c0 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The audit of the financial statements of U.S. Microbics, Inc. and Subsidiaries (the "Registrant") will not be completed by December 29, 1998, the last day for the timely filing of its Annual Report on From 10-KSB for the fiscal year ended September 30, 1998, pursuant to Rule 0-3 of the General Rules and Regulations under the Securities Exchange Act of 1934.

For business reasons, the Registrant was seeking the services of a large national audit firm to do the annual audit of the September 30, 1998, financial statements. Pursuant to this selection process, four large firms were contacted and interviews were scheduled with three. Each of the three firms indicated that they were interested in the possible engagement and agreed to make a proposal. During this process, the Registrant's prior year's auditors Bradshaw, Smith & Co. were asked to "hold-off" starting their engagement pending the selection of a new auditing firm. After a period of two to four weeks, each of the three firms indicated that they were interested in pursuing the Registrant as a new client, but in view of the extensive amount of time necessary for a new firm to gather data for permanent audit files; review the working papers and reports of predecessor auditors, review the accounting records and internal controls; plan the appropriate audit procedures and the scope thereof; and perform the appropriate audit tests in connection with the financial statements for the Registrant's fiscal year ended September 30, 1998, for inclusion in the Annual Report on Form 10-KSB and the time necessary to ascertain that the other information required by the annual report on From 10-KSB will be in conformity with the audited financial statements; they felt that they could not complete the audit engagement by the due date of Form 10-KSB of December 29, 1998, and therefore recommended that the audit be done by the current auditing firm. The firm of Bradshaw, Smith & Co. were then engaged on December 16, 1998, to perform the annual audit. However, the firm indicated that they would not be able to complete the audit in time to make a timely filing of Form 10-KSB.

In response to Item 3 of the Part IV, it is anticipated that certain significant changes in the results of operations for the Registrant's fiscal year ended September 30, 1998 and compared to 1997, will be reflected in the statements of operation of the Registrant. The Registrant has raised approximately $950,000 through the sale of Series C preferred stock and has significantly improved working capital. In addition, the Registrant signed a lease and has occupied approximately 22,000 square feet of office and manufacturing space in Carlsbad, California and is expecting to make the first shipments of products near the end of the first quarter of the fiscal 1999.

See Exhibit 1 - Letter from accounting firm of Bradshaw, Smith & Co.

PART IV - OTHER INFORMATION
1) Name and telephone number of person to contact in regard to this notification.

Conrad Nagel                           760            918-1860
(Name)                            (Area Code)     (Telephone Number)

2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).        [X] Yes        [ ] No

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                 [X] Yes       [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    U. S. Microbics, Inc.
                      ( Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 1998               By: Conrad Nagel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                    Exhibit 1

Bradshaw, Smith & Co.
Certified Public Accountants
5851 West Charleston
Las Vegas, NV 89102

United States Securities & Exchange Commission
Washington D.C. 20549

Gentlemen:

We were retained by U.S. Microbics, Inc., and Subsidiaries (formerly Global Venture Funding, Inc.) On December 16, 1998 as independent auditors' to report on the financial statements at September 30, 1998 and for the fiscal year then ended. We have endeavored, with the cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-KSB, both as to form and timeliness. Due to the late date on which we were retained to perform the audit, the amount of time necessary to plan and perform our auditing procedures, and the extensive amount of information requested by us from the Company, we do not have all of the necessary information to complete the audit, and as such, we will be unable to complete our audit by December 29, 1998, which is the required filing date for the Company's annual report.

Bradshaw, Smith & Co.

Las Vegas, NV
December 29, 1998